Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
www.faegredrinker.com

May 13, 2021

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Preliminary Proxy Statement of PENN Capital Funds Trust (Registration No. 811-23011)

Dear Ms. Bentzinger:

The following responds to the Staff’s comments that you provided by telephone on May 7, 2021 regarding the review of the preliminary proxy statement filed by PENN Capital Funds Trust (the “Registrant,” each series thereof, a “Fund,” and together, the “Funds”) on Schedule 14A on April 30, 2021 (the “Proxy Statement”).
For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. Capitalized terms used herein and not otherwise defined shall have the respective meanings given to such terms in the Proxy Statement.

1.	Comment: Please update the name of the Penn Capital Floating Rate Income Fund and Penn Capital Short Duration High Income Fund on the Commission’s EDGAR system to reflect each Fund’s current name.
Response:  The Registrant has made the requested update.

2.
Comment:  Please confirm supplementally that, if the exercise of any purchase option under the Membership Interest Purchase Agreement (the “Acquisition Agreement”) will result in another change of control of Penn Capital Management Company, LLC (“Penn Capital”), then the Registrant will deem such event to be an assignment of the Funds’ investment advisory agreement with Penn Capital and seek shareholder approval thereof.

Response:  The Registrant so confirms.

Ms. Elisabeth M. Bentzinger
May 13, 2021

3.
Comment:  Please clarify in applicable disclosure throughout the Proxy Statement that a change of control of Penn Capital was deemed to have occurred on April 1, 2021 and that Spouting Rock Asset Management LLC will own more than 25% of Penn Capital as of June 15, 2021.

Response:  The Registrant has clarified the applicable disclosure throughout the Proxy Statement.

4.
Comment:  Please consider removing disclosure relating to the purchase options exercisable under the Acquisition Agreement from all sections of the Proxy Statement except for that entitled “Terms of the Acquisition Agreement” to limit shareholder confusion.

Response:  The Registrant has removed disclosure relating to purchase options exercisable after June 15, 2021 under the Acquisition Agreement from all sections of the Proxy Statement except for that entitled “Terms of the Acquisition Agreement.”
5.	Comment: Please consider revising or removing the following sentence included throughout the Proxy Statement to limit shareholder confusion:
“There is no guarantee that the options will ultimately be exercised in their current form (or at all).”
Response:  The Registrant has revised or removed this sentence throughout the Proxy Statement as suggested.
6.
Comment:  Please remove the word “contractual” where used to describe the fee rates payable by each Fund to Penn Capital under the previously existing advisory agreement and New Advisory Agreement throughout the Proxy Statement to clarify that these fees do not reflect any applicable contractual fee waiver or expense reimbursement agreement.

Response:  The Registrant respectfully notes that references to a Fund’s “contractual” advisory fee rate refer to the fee rate payable pursuant to the terms of the applicable advisory agreement as set forth in that contract. The Funds’ fee waiver arrangements (and amounts actually paid by a Fund after applicable waivers) are distinct from contractual fee schedules under the applicable advisory agreements and are separately described in the disclosure. Accordingly, the Registrant declines to revise the disclosure in response to this comment.
7.	Comment: Please mark “Preliminary Copies” on preliminary proxy statements and/or forms of proxy filed by the Registrant with the Commission in the future.
Response:  The Registrant acknowledges the Staff’s comment.

Ms. Elisabeth M. Bentzinger
May 13, 2021

8.	Comment: Please present more prominently the disclosure relating to the availability of the Funds’ most recent annual and semi-annual reports included on page 11 of the Proxy Statement.
Response:  The Registrant has revised this disclosure accordingly.
9.
Comment:  Please clarify in the second paragraph beneath the heading “Information About Penn Capital Management Company, LLC” on page 13 of the Proxy Statement that Mr. Hocker is deemed a controlling person of Penn Capital because his ownership interest in Penn Capital is greater than 25%.

Response:  The Registrant has added the following as the second sentence of the second paragraph beneath the heading “Information About Penn Capital Management Company, LLC” on page 13 of the Proxy Statement:

Mr. Hocker is deemed a controlling person of Penn Capital because his ownership interest in Penn Capital is greater than 25%.

10.
Comment:  Please confirm supplementally that the disclosure included beneath the heading “Factors Considered by the Trustees and their Recommendation” beginning on page 14 of the Proxy Statement reflects all Board considerations, if any, that were not in favor of the approval of the New Advisory Agreement.

Response:  The Registrant confirms that the above referenced section of the Proxy Statement accurately reflects all Board considerations.

11.
Comment:  If applicable, please disclose in or near the text beside the third bullet point beneath the first paragraph on page 15 of the Proxy Statement whether the Board considered that the fees payable by each Fund after any applicable fee waivers or expense reimbursements would remain the same.

Response:  The disclosure has been revised as requested.

12.
Comment:  Please disclose in the first paragraph beside the sub-heading “Comparison of services provided and fees charged by the Adviser and other investment advisers to similar clients” on page 15 of the Proxy Statement whether or not the Board considered the fees payable by shareholders of the Peer Group after any applicable fee waiver or expense reimbursement as compared with the fees payable by each Fund after any applicable fee waivers or expense reimbursements.

Response:  As noted above, the Registrant confirms that the Board considerations are accurately described in the Proxy Statement, including with respect to fee and expense information and expense limitation arrangements reviewed and considered, and respectfully declines to revise the disclosure. Specifically, the disclosure provides in relevant part: “The Board considered the advisory fees and expense ratios of the Funds under the New Advisory Agreement (which are the same as fees charged under each Fund’s existing advisory agreement) compared to the advisory fees and net expense ratios of the investment companies in each Fund’s Peer Group.” Accordingly, no further changes have been made in response to this comment.

Ms. Elisabeth M. Bentzinger
May 13, 2021

13.
Comment:  Please replace the phrase “prior to the Acquisition” in the third sentence of the second paragraph beneath the sub-heading “Comparison of services provided and fees charged by the Adviser and other investment advisers to similar clients” on page 16 of the Proxy Statement with “under the current advisory agreement.”

Response:  The Registrant has revised this disclosure to clarify that the new expense limitation agreement will maintain the same expense limits as the expense limitation agreement currently in place for each Fund.

14.
Comment:  Please replace references to the phrase “closing of the Acquisition” in the paragraph beneath the heading “Section 15(f) of the 1940 Act” on page 17 of the Proxy Statement with “change of control.”  Please also revise the disclosure in this paragraph to reflect that at least 75% of the Registrant’s Board must not be “interested persons” (as defined in the 1940 Act) of Penn Capital through at least June 24, 2024.

Response:  The Registrant has revised this disclosure accordingly.

15.	Comment: Please remove the following clause from the second sentence beneath the heading “Terms of the Previously Existing and New Advisory Agreements” on page 17 of the Proxy Statement:
, and the description set forth in this Proxy Statement of the New Advisory Agreement is qualified in its entirety by reference to Exhibit A.
Response:  The Registrant has removed this disclosure.

16.
Comment:  Please add to the paragraph beside the sub-heading “Duration and Termination” beneath the heading “Terms of the Previously Existing and New Advisory Agreements” on page 19 of the Proxy Statement the date of the previously existing advisory agreement with respect to each Fund.

Response:  The Registrant has revised the first sentence beside the sub-heading “Duration and Termination” beneath the heading “Terms of the Previously Existing and New Advisory Agreements” on page 19 of the Proxy Statement as follows:

The previously existing advisory agreement, which was dated November 15, 2015 with respect to the Penn Capital Floating Rate Income Fund (formerly, Penn Capital Defensive Floating Rate Income Fund), Penn Capital Opportunistic High Income Fund and Penn Capital Managed Alpha SMID Cap Equity Fund, December 14, 2015 with respect to the Penn Capital Special Situations Small Cap Equity Fund, and July 1, 2017 with respect to the Penn Capital Short Duration High Income Fund (formerly, Penn Capital Defensive Short Duration High Income Fund), had an initial two year term.

Ms. Elisabeth M. Bentzinger
May 13, 2021

17.
Comment:  Please confirm that the Registrant has disclosed in the Proxy Statement the names and addresses of all parents of Penn Capital, including Mr. Hocker, the basis of control of the Penn Capital by each parent, and the basis of control of each parent of Penn Capital by its immediate parent.

Response:  The Registrant so confirms.

18.
Comment:  Please replace the phrase “or otherwise be unable to serve” in the first sentence of the second paragraph beneath the heading “Trustee Nominees” on page 24 of the Proxy Statement with “be unable to serve or for good cause will not serve.”

Response:  The Registrant has revised this disclosure accordingly.

19.	Comment: Please disclose in the Proxy Statement the information required by Item 22(b)(1) of Schedule 14A with respect to the Registrant’s current Board members.
Response:  The Registrant respectfully submits that the information required by Item 22(b)(1) of Schedule 14A with respect to the Registrant’s current Board members is not required per Instruction 4 to the introductory text of paragraph (b) of Item 22(b) of Schedule 14A, which states that “[n]o information need be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates.”
20.	Comment: Please disclose in the Proxy Statement the information required by Item 22(b)(3)(i) of Schedule 14A with respect to the current Board members.
Response:  The Registrant respectfully submits that the information required by Item 22(b)(1) of Schedule 14A with respect to the Registrant’s current Board members is not required per Instruction 4 to the introductory text of paragraph (b) of Item 22(b) of Schedule 14A, which  states that “[n]o information need be given about any director whose term of office as a director will not continue after the meeting to which the proxy statement relates.”

21.
Comment:  Please confirm that the information disclosed in the tables included beneath the heading “Ownership of Fund Shares” on page 29 of the Proxy Statement is as of the most recent practicable date.

Response:  The Registrant so confirms.

22.
Comment:  Please present the disclosure with respect to the current Trustees and Trustee Nominees who are or would be “interested persons” of the Fund within the meaning of section 2(a)(19) of the 1940 Act separately from the disclosure with respect to the other current Trustees and Trustee nominees in the tables beneath the heading “Ownership of Fund Shares” on page 29 of the Proxy Statement

Response:  The Registrant has revised this disclosure accordingly.

Ms. Elisabeth M. Bentzinger
May 13, 2021

23.	Comment: Please confirm whether any officer of the Registrant received aggregate compensation from the Registrant during the Funds’ most recently completed fiscal year in excess of $60,000.
Response:  The Registrant confirms that none of its officers received aggregate compensation from the Registrant during the Funds’ most recently completed fiscal year in excess of $60,000.  The Registrant submits that, as disclosed in the Proxy Statement, the Funds’ CCO and AML Officer is an employee of Foreside Fund Officer Services, LLC, which received compensation from the Registrant pursuant to a Fund CCO Agreement during the Funds’ most recently completed fiscal year.
24.
Comment:  If accurate, please revise the fourth sentence in the first paragraph under the heading “Current Trustee and Officer Compensation” on page 30 of the Proxy Statement to state that no officer of the Registrant receives any compensation from the Registrant.

Response:  Please see response to comment 23 above. The Registrant has revised the disclosure accordingly.

25.
Comment:  Please include information relating to Mr. Hocker’s compensation from the Registrant in the table included under the heading “Current Trustee and Officer Compensation” on page 30 of the Proxy Statement.

Response:  The Registrant has revised this disclosure accordingly.

26.	Comment: Please disclose the information required by Item 9(c) of Schedule 14A.
Response:  The Registrant has added the following disclosure beneath the heading “Additional Information” in the Proxy Statement:

Availability of Independent Accountant.  It is not expected that representatives of the Trust’s independent registered public accounting firm, KPMG LLP, will be present at the Special Meeting or available to respond to appropriate shareholder questions at the Special Meeting.  However, representatives of KPMG LLP will have the opportunity to make a statement at the Special Meeting if they desire to do so.

27.	Comment: Please confirm whether the information required by Item 9(d) of Schedule 14A needs to be disclosed in the Proxy Statement.
Response:  The Registrant confirms that no event that would require the Registrant to disclose in the Proxy Statement the information required by Item 9(d) of Schedule 14A has occurred.

Ms. Elisabeth M. Bentzinger
May 13, 2021

28.
Comment:  In the paragraph beside the heading “Required Vote” on page 35 of the Proxy Statement, please clarify that the Trustee Nominees will be elected even if they receive approval from less than a majority of the votes cast.  Please also state that because the Trustee Nominees are running unopposed, all eight (8) nominees are expected to be elected as Trustees, as all Trustee Nominees who receive votes in favor will be elected, while votes not cast, or votes to withhold, will have no effect on the election outcome.

Response:  The Registrant has added the following as the final two sentences of the paragraph beside the heading “Required Vote” on page 35 of the Proxy Statement:

The nominees will be elected even if they receive approval from less than a majority of the votes cast.  Because they are running unopposed, all eight (8) nominees are expected to be elected as Trustees, as all nominees who receive votes in favor will be elected, while votes not cast, or votes to withhold, will have no effect on the election outcome.

29.
Comment:  Please add disclosure to Exhibit C to the Proxy Statement stating that no information is provided for Investor Class shares because shares of that class had not yet been issued as of the Record Date.

Response:  The Registrant has added the requested disclosure to Exhibit C to the Proxy Statement.

30.	Comment: Please state prominently on the Proxy Card that an abstain vote will have no effect on either proposal.
Response:  The Registrant has added the requested disclosure to the Proxy Card.

*     *     *     *     *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann